July 18, 2007

Robert Luiten, President
Zenergy International Inc.
415 E. North Water
Suite 1301
Chicago, IL 60611

     RE: **Zenergy International Inc.**
         Amendment No. 2 to the Offering Statement on Form 1-A
         Filed June 18, 2007
         File No. 24-10165

 Dear Mr. Luiten**:**

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 3. Summary of Information, Risk Factors, …, page 1

1. Please revise the penultimate paragraph on page 2, as there is no assurance that a maximum of $5,000,000 *will be received* from this offering.

Item 4. Plan of Distribution, page 12

2. Please disclose that, in the event the company receives less than $1,250,000 by the 60th day following qualification of the offering statement, the subscription funds will be promptly returned to investors.

3. Please provide the definition of the term "accredited investor" and briefly explain how the company will determine whether an investor is accredited, as previously requested in comment #2 of our letter dated April 20, 2007.

Item 5. Use of Proceeds, page 13

4. We do not understand your statement in paragraph 1, "[B]ased on the current plan of distribution no commissions or offering expenses are anticipated." Please tell us why no offering expenses will be incurred by the company. For example, it appears the company has incurred and will incur expenses in preparing and distributing an offering circular to prospective investors, including, for example, legal fees to counsel. Please explain.

5. The table on page 14 appears incomplete. Please provide the costs under "Pre-Engineering & Due Diligence Costs". Please explain the nature of these costs.

6. We continue to believe that your disclosure appears conditional and subject to change at your discretion. For example, we note the statement at the bottom of page 14, "…the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes."   We also note the statement, "[b]elow are several examples how the Company may vary the use of proceeds according to the amount raised and still meet their objectives." In addition, each of the last three use of proceeds tables are described as "examples." Please refer to our previous comment #4 from the staff's letter of April 20, 2007 and revise accordingly.

7. We note revised disclosures about the development of plans and site preparation for the construction of ethanol and bio-diesel plants. Please explain this activity. In your plan of operation disclosure please explain the nature and extent of these activities if they will vary with the amount of proceeds received in the offering.

Item 6. Business of the Company

Products/Services Offered, page 22

8. We note the references to Zenergy's "production" of bio-fuel under "Products/Services Offered" and elsewhere in the offering circular. We, however, understand that Zenergy has no production capabilities and the proceeds from this offering will not be used to commence production. Please revise this and similar disclosures throughout your filing. Please clarify this point in the offering circular summary and under "Description of Business".   In addition, if true, please clarify your summary and "Description of Business" to indicate that your proposed activities following the offering will be purchasing and reselling feedstock and bio-fuel, not bio-fuel production.

9. Please provide the basis for your statement under 1. "Continue Negotiation with Suppliers and Distributors", that "[Z]energy has <u>begun to develop a reliable feedstock supply</u> to meet its production needs…" (emphasis added)   We note in this regard that the company is in negotiations with potential suppliers and distributors and that there are no existing contracts at the present time.

10. The tables on page 25 & 26 show the company's anticipated cash out flows for the next 12 months assuming you receive the maximum amount in this offering; however, the table on page 13 in "Use of Proceeds" shows estimated expenses for a period of 18 months. Please revise as appropriate.

11. The table on page 25 appears to present uses of proceeds for Zenergy's "Continued Negotiation with Suppliers and Distributors to Sell Processed Feedstock." We do not understand the use "Capitalized Pre-Engineering & Due Diligence Costs" as it relates to buying and reselling feedstock and bio-fuel. Moreover, the marketing activities described on pages 24 – 25 and the purchase of product for resale do not appear on the table. Please revise or explain.

12. We under that Zenergy will buy and resell feedstock and bio-fuel. Please describe these industries and explain how Zenergy will compete against other resellers.

13. Please revise "Manufacture Ethanol and Bio-diesel" to indicate the amount of offering proceeds to be used for this activity. If none, please state. If offering proceeds will be used for this activity, please explain the nature and extent of those activities. Please add disclosure identifying and discussing the material risks and uncertainties before this activity can be started. Please add a risk factor addressing these risks and uncertainties.

14. We repeat comment 10 of our April 20, 2007 letter.

General

15. We repeat comment 15 of our April 20, 2007 letter. The website statements do not appear to agree with the disclosures in your offering circular.

16. Please insure that the principal terms of the convertible promissory note are disclosed in your offering statement.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
     via fax: (212) 937-3870